

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

<u>Via Email</u>
Yi He
Chief Executive Officer
Forlink Software Corporation, Inc.
Shenzhou Mansion 9F, ZhongGuanCun South Street, No. 31,
Haidian District, Beijing, China, 100081

> **Re: Forlink Software Corporation, Inc.**
> **Schedule 13E-3**
> **Filed May 24, 2013**
> **File No. 005-62303**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 24, 2013**
> **File No. 000-18731**

Dear Mr. He:

We have reviewed the filings referenced above and have the following comments. In some of our comments, we may ask for more information so that we may better understand the disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>Item 5. Past Contracts, Transactions, Negotiations and Agreements, page 2</u>

1.   We noticed that no reportable transactions or events were disclosed pursuant to Item 5(a). The Form 10-K for the fiscal year ended December 31, 2012, and the information statement on Schedule 14C filed on May 24, 2013, however, disclose that Forlink, from time to time, received from or made repayments to Mr. He. Refer to Item 1005(a) of Regulation M-A and revise or advise as appropriate.

Item 8. Fairness of the Transaction, page 3

2.   In subparagraph (c), we noticed the Forlink intends to incorporate information by
        reference under the caption titled, "Special Factors – Stockholder Approval." There
        exists no section with that caption in the corresponding Schedule 14C. Please revise or
        advise.

Item 13. Financial Statements, page 5

3.   We noticed that Forlink is relying in part upon information included under the caption
        "Financial and Other Information" in order to fulfill its disclosure obligations. On page
        21 of the Schedule 14C, however, the ratio of earnings to fixed charges is represented as
        being not applicable. Please provide us with the legal basis upon which the filing persons
        have relied to conclude that no ratio is required to be disclosed.

4.   Please advise us, with a view towards revised disclosure, how Forlink met its Item 13
        obligation to disclose financial information in accordance with Item 1010(a) of
        Regulation M-A.

5.   We noticed that the section titled pro forma information in subparagraph (b) has been
        designated as being not applicable. Please advise us how the conclusion was reached that
        pro forma information is immaterial given that it appears the potential exists for
        unaffiliated security holders to maintain their interest in Forlink after the contemplated
        reverse split has been consummated.

Preliminary Information Statement on Schedule 14C

6.   The introductory discussion refers to "Rule 14(c)." As no "Rule 14(c)" exists, please
        revise to state that the information statement is being provided pursuant to Section 14(c)
        under the Securities Exchange Act of 1934 and corresponding Regulation 14C
        promulgated thereunder.

Summary of Terms, page 1

7.   The discussion regarding the fairness of the transaction has been offered by the board.
        Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply, by
        their terms, to the issuer engaged in the Rule 13e-3 transaction. Please revise to
        affirmatively indicate, if true, that the board of directors is expressing the fairness
        determination on behalf of the issuer. In addition, please make conforming changes
        throughout the disclosure document.

Special Factors

Reasons for and Purposes of the Reverse/Forward Split, page 3

8.   The disclosure indicates that Forlink is undertaking this transaction to avoid the costs of
        being a public company, and that these costs have been increasing. On page 6, Forlink
        represents that the public company costs were approximately $350,000 during 2012.
        Please quantify the increases to which Forlink alluded to the extent practicable. Please
        explain how such increases led Forlink to undertake the transaction at this particular time.
        Refer to Items 1004(a)(2)(iii) and 1013(c) of Regulation M-A.

9.   Forlink states that in light of its current size, opportunities and resources, the board
        believes that public company compliance costs are not justified. To better illustrate the
        effects of the transaction, please supplement the disclosures to quantify the public
        company reporting costs in the context of overall revenues and net losses/income for the
        most recent fiscal year, and interim period. Refer to Item 1013(d) and Instruction 2 to
        Item 1013 of Regulation M-A.

Strategic Alternatives Considered, page 4

10.   We note that in making the determination to proceed with the Reverse/Forward Stock
        Split, the board briefly considered other strategic alternatives. Please clarify what is
        meant by "briefly" considered, and consider quantifying the time period spent discussing
        this matter.

Background of the Reverse/Forward Stock Split, page 5

11.   We noticed that while Forlink expected to be able to leverage public markets for capital
        formation purposes, the low trading volume of its stock has reduced the expected
        benefits. In light of the fact that trading volume in Forlink stock appears to have rarely
        exceeded 5,000 shares per day since January 1, 2008, please disclose how trading
        volumes led you to undertake the transaction at this particular time. Refer to Items
        1004(a)(2)(iii) and 1013(c) of Regulation M-A.

12.   Please revise your disclosure to explain the basis for the view that Mr. He became
        increasingly aware of what he perceived was a trend in going private transactions. For
        example, disclose whether the perception was the result any empirical analysis.

13.   Please ensure that the summaries of the meetings of the board of directors clearly indicate
        on what date each discussion took place. For example, it is not clear when the board
        discussed the advisability of involving professional advisors in the transaction or when
        the board considered forming a special committee.

14.   Please clarify the date on which a discussion was held on the matter with Pryor Cashman. It is unclear whether the discussion occurred at the time of the board meeting held on March 21, 2013 or when Pryor Cashman was retained to represent and advise Forlink on March 27, 2013.

15.   Please describe the discussions that led the board to select Forefront Capital Services, LLC as an outside advisor. Refer to Item 1015(b)(3) of Regulation M-A.

16.   Please advise us, with a view toward revised disclosure, how the board set a price of $0.26 per pre-reverse split share of common stock. Refer to Item 15 of Schedule 13E-3 and corresponding Item 1011(c) of Regulation M-A.

17.   Please file as exhibits all materials provided to your board of directors in the context of its evaluation of the terms of this transaction, and describe these materials in this section.

Effects of the Reverse/Forward Stock Split, page 6

18.   Please explain in further detail whether the board considered any alternative reverse split ratios, and if so, why the board selected the ratio that has been presented.

19.   The disclosure indicates that following completion of the transaction, Forlink would no longer be subject to the federal securities laws. Notwithstanding disclosure elsewhere in the information statement, please revise to specify the federal securities laws that will no longer apply upon consummation of the transaction.

20.   Please expressly indicate that shareholders who receive cash in exchange for their shares will not have the opportunity to participate in future profits. Please include quantitative disclosure of your net profits. Refer to Instruction 2 to Item 1013.

Potential Disadvantages of the Reverse/Forward Stock Split, page 7

21.   Please revise to discuss the risks to continuing security holders as a result of Forlink terminating its reporting requirements. For example, please explain the risk to security holders arising from Forlink not filing periodic reports, and whether the absence of such reports will detrimentally impact shareholders' ability to obtain information regarding the financial and operational status of the company's subsidiaries and variable interest entities located in the People's Republic of China. Refer to Instruction 2 to Item 1013 of Regulation M-A.

22.   Although the increased ownership concentration by management upon consummation of the transaction has been discussed, please revise to identify the resultant potential detrimental elements of such ownership concentration for continuing shareholders.

Financial Effect of the Reverse/Forward Split, page 7

23.   We noticed that the transaction will require approximately $369,879 of cash, which will be paid out of working capital. Forlink has disclosed that it does not believe the decrease in working capital will have a material adverse effect on its capitalization, liquidity, results of operations or cash flows. On page 4, however, the disclosure indicates that the company spent approximately $350,000 in annual public company reporting costs, and characterize such costs as significant. Given that the transaction costs exceed your annual reporting costs, please explain why the characterization of these costs differs in order to avoid the appearance that conclusory statements have been offered as disclosure responsive to Item 1013 of Regulation M-A. Refer to Instruction 1 to Item 1013.

24.   While we understand that a majority vote of the unaffiliated stockholders is not required under applicable law, please also affirmatively state that the transaction is structured so that approval of at least a majority of unaffiliated security holders is not required. Refer to Item 1014(c) of Regulation M-A. Refer to General Instruction E of Schedule 13E-3 which requires that negative responses to the disclosures required by Items 7-9 must be provided.

Fairness of the Reverse/Forward Stock Split, page 8

25.   We note that the board also did not retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders. Please supplement this disclosure by indicating that retention of the unaffiliated representative would have been "for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction." See Item 1014(d) of Regulation M-A.

Factors Considered to Determine Fairness, page 9

26.   We note that the board of directors "incorporated" the valuation report into its fairness determination. It does not appear, however, that the board independently considered net book value, going concern value, and liquidation value given that the valuation report does not expressly opine on such values. In this regard, we note that the valuation report provides a list of considerations without estimating the identified values, or providing ultimate conclusions. Please direct us to the exact location in the valuation report where these values have been disclosed. To the extent such values have been explicitly addressed, please revise to state, if true, that the board adopts the analyses supporting those valuations. See Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981). If, conversely, the analyses and corresponding valuations have not been provided in the valuation report, the board must independently address these factors. Refer to Instruction 2 to Item 1014 of Regulation M-A.

27.   Please expand the disclosure to discuss the basis for the board's conclusion that the fairness opinion could not be obtained in a reasonable amount of time.

Fairness Determination by Mr. Yi He and Mr. Hongkeung Lam, page 11

28.   We noticed that these two affiliates of Forlink "adopted" the fairness determination of the board of directors. While no objection will be made if the affiliates elect to "adopt" the analyses and conclusions produced by another party as the factors upon which each relied to support their fairness determination provided that such parties expressly addressed the factors delineated in Instruction 2 to Item 1014 of Regulation M-A, each of the parties remains obligated to disclose their own fairness determination in order to satisfy the disclosure requirement imposed by Item 8 of Schedule 13E-3. Please revise.

Third Party Valuation Report, page 11

29.   Please discuss in greater detail the bases for, and method used in, selecting the financial advisor. While an overview of the financial services provided by the advisor already has been included, please summarize the advisor's qualifications. See Item 1015(b) of Regulation M-A.

30.   On page B-3, Forefront Capital Services states that it based its report on information supplied by Forlink and information that is publicly available. Describe the type of information that Forlink or its representatives provided to Forefront Capital Services.

31.   While Forlink's Form 10-K for fiscal 2012 indicates that Forlink has approximately 61 patents in the PRC, the Schedule 14C indicates Forlink has only $225,000 of property, plant and equipment to liquidate in a forced liquidation. Please reconcile this apparent inconsistency and/or disclose whether intangible assets were included in the valuation conclusions.

Interests of Certain Persons, page 17

32.   We note that disclosure has been provided regarding the percentage interests held by certain affiliates before and after the transaction. Please revise this disclosure to provide all of the information requested by Instruction 3 to Item 1013 of Regulation M-A.

33.   Revise to indicate, if true, that the affiliates engaged in this Rule 13e-3 transaction will become the direct beneficiaries of the cost savings associated with Forlink no longer having to comply with the federal securities laws. Quantify this benefit to the extent practicable, and disclose that these estimated future savings available to Forlink will be a recurring benefit. See Instruction 2 to Item 1013 of Regulation M-A.

34.   We noticed that Forlink has suffered losses on a per share basis in each of the last two fiscal years. Please revise to indicate, if true, that the affiliates engaged in this transaction as well as any continuing stockholders will become the beneficiaries of Forlink's future use of operating loss carryforwards.

Company Information

Company Securities, page 21

35.   We note the representation that Forlink has provided trading and quotation prices for only the last five quarters. Forlink's stock appears to have been traded, however, for each quarter during the past two years. Please revise or advise. Refer to Item 1002(c) of Regulation M-A.

Executive Officers and Directors of the Company, page 22

36.   We noticed the representation that "to your knowledge," none of Forlink's directors or executive officers has been involved in any legal proceedings as described in Item 401(f) of Regulation S-K. Please revise this disclosure to eliminate this qualification, or advise.

Appendix B, Third Party Valuation Report of Forefront Capital Services, LLC

General

37.   On page B-3 of the valuation report Forefront Capital Services indicates that its report pertains to the valuation of minority shares; however, on pages B-1 and B-5, when providing its ultimate conclusion, Forefront Capital Services states that its valuation relates to the Company's common stock. Please advise.

38.   We noticed that Forefront Capital included a disclaimer indicating the contents of the valuation report could not be disclosed without its prior written consent or used for any purpose other than advising Forlink's board of directors. The inclusion of this language implies that absent such written consent, security holders may not rely on the information in the exhibit. Please revise to remove this implication by disclosing, if true, that Forefront Capital provided its written consent for the valuation report to be filed as an exhibit and has no objection to security holders being able to rely upon the disclosures.

Corporate Liquidity and Operational Considerations, B-18

39.   The valuation report indicates that Forlink has recently invested funds in Forlink Beihai to transition the Company's business to address a new uncertain market opportunity. Please tell us why this information was not disclosed elsewhere in the filing. Refer to Item 1006(c)(5) of Regulation M-A.

Other

40.   To the extent that Forlink's legal counsel assists Messrs. He and Lam with their individual compliance obligations, we note that such persons do not appear to have filed amendments to the Schedule 13D filed on December 7, 2001. Section 13(d)(2) and corresponding Rule 13d-2(a) states that upon the material change of information contained in a Schedule 13D filing, an amendment shall promptly be filed disclosing that change. Based on information contained in the filings under review, it appears that, among other relevant provisions, Item 4 subparagraphs (e) and (i) of the Schedule 13D should have been amended to reflect their participation in and impending plans regarding the reverse/forward stock split. Please advise as to whether Forlink's counsel is assisting Messrs. He and Lam with these matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me Ivan Griswold, Staff Attorney, at (202) 551-3653, or in his absence, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, you may contact the undersigned at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via Email
        Elizabeth Fei Chen, Esq.
        Pryor Cashman LLP